Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MONTE ROSA THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Monte Rosa Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.
The Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) on November 21, 2019. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 25, 2020. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 14, 2020. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of the State of Delaware on March 11, 2021. A Fourth Amendment and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 28, 2021 (the “Charter”). Pursuant to Section 242 of the DGCL, this Certificate of Amendment (this “Amendment”) amends certain provisions of the Charter.
2.
This Amendment has been approved and duly adopted by the Board of Directors of the Corporation.
3.
This Amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of the stockholders holding the requisite number of shares, with written notice to be given as required by Section 228 of the DGCL.
4.
The Charter is hereby amended to add a new Article X to read in its entirety as follows:

“ARTICLE X

OFFICER LIMITATION OF LIABILITY

1.
Officers. To the fullest extent permitted by the DGCL, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the

Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article X, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).
2.
Amendment or Modification. Any amendment, repeal or modification of this Article X by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as an Officer at the time of such amendment, repeal or modification.”

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IN WITNESS WHEREOF, this Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the Corporation on this 14th day of June, 2023.

MONTE ROSA THERAPEUTICS, INC.

By: /s/ Markus Warmuth

Name: Markus Warmuth

Title: President and Chief Executive Officer